EXHIBIT 99.1

Westport Fuel Systems Announces Settlement with the U.S. Securities and Exchange Commission

VANCOUVER, British Columbia, Sept. 27, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX/Nasdaq:WPRT) today announced that it has reached a settlement with the United States Securities and Exchange Commission (“the SEC”) fully resolving the SEC’s investigation into the Company’s compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”).

Under the terms of the settlement, Westport Fuel Systems neither admits nor denies any violation of the FCPA. The settlement relates to a transaction involving the Company’s joint venture in China that took place more than three years ago and was handled by individuals who have since left the Company.

The Company agrees to pay a civil penalty to the SEC of $1,500,000, prejudgment interest of $196,000, and $2,350,000 representing the disgorgement of proceeds related to the subject transaction and has also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities. Expenses related to this settlement were accrued in the Company’s Q2 2019 financial statements.

“Since joining Westport Fuel Systems in January 2019, I have been impressed by the entire organization’s high ethical standards in everything we do,” said David M. Johnson, the CEO of Westport Fuel Systems. “Nonetheless, we are continuing our efforts to ensure that we always conduct business in a manner that is compliant with laws in all jurisdictions where we operate and to strengthen internal controls, compliance programs, and oversight.”

In announcing the settlement, the SEC highlighted Westport Fuel System’s full cooperation and the steps taken by the Company to enhance its controls and compliance policies.

“With the investigation resolved and a steadfast commitment to maintaining a culture of integrity, we are able to return our full focus to providing our customers around the world with our clean transportation technologies and products to address the urgent challenges of climate change and urban air quality,” said Johnson.

For more information about Westport Fuel Systems’ commitment to integrity, please visit: https://wfsinc.com/about/commitment-to-integrity/

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor and Media Inquiries:
Karen Hamberg
Vice President, External Affairs
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com